

January 19, 2012

Via E-mail
Marco Moran
President and Chief Executive Officer
Convenientcast, Inc.
132 E. Northside Drive, Suite C
Clinton, MS 39056

> **Re:** **Convenientcast, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 13, 2012**
> **File No. 001-32032**

Dear Mr. Moran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed January 13, 2012

1. Please amend your Form 8-K to include the required letter from your former auditor.

2. Please provide disclosures to state whether, during your two most recent fiscal years and any subsequent interim period prior to the dismissal of Child, Van Wagoner and Bradshaw, PLLC, there were any reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Rocha, Accounting Branch Chief at (202) 551-3854 or me at (202) 551- 3291 if you have questions regarding our comments.

Sincerely,

/s/ Raquel Howard

Raquel Howard
Staff Accountant
Office of Beverages, Apparel and
Mining

cc: Via E-mail
        Harold P. Gewerter, Esq.